SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28751]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 29, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May, 2009. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 23, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

Paradigm Funds Trust [File No. 811-21811]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. As of July 31, 2008, applicant's shareholders had tendered their shares for redemption, based on net asset value. Applicant incurred no expenses in connection with its liquidation.

Filing Dates: The application was filed on January 22, 2009.

Applicant's Address: 650 Fifth Ave., 17th Floor, New York, NY 10019.

Paradigm Multi Strategy Fund I, LLC [File No. 811-21808]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. As of July 31, 2008, applicant's shareholders had tendered their shares for redemption, based on net asset value. Expenses of approximately $218,740 incurred in connection with the liquidation will be paid by applicant out of cash retained for this purpose.

Filing Date: The application was filed on January 22, 2009.

Applicant's Address: 650 Fifth Ave., 17th Floor, New York, NY 10019.

Nagle Funds [File No. 811-21826]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 1, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $1,050 incurred in connection with the liquidation were paid by Peter J. Nagle, R.I.A., applicant's investment adviser.

Filing Date: The application was filed on April 20, 2009.

Applicant's Address: 57 Willow Dr., Little Silver, NJ 07739.

Buffalo Balanced Fund, Inc. [File No. 811-8364]
Buffalo Small Cap Fund, Inc. [File No. 811-8509]
Buffalo USA Global Fund, Inc. [File No. 811-8896]
Buffalo High Yield Fund, Inc. [File No. 811-8898]
Buffalo Large Cap Fund, Inc. [File No. 811-8900]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On either July 29, 2008 or August 19, 2008, each applicant transferred its assets to corresponding series of Buffalo Funds, based on net asset value. Expenses of approximately $136,941 were incurred in connection with each reorganization and were paid by Kornitzer Capital Management, Inc., applicants' investment adviser, and U.S. Bancorp Fund Services, LLC, applicants' administrative agent.

Filing Dates: The applications were filed on January 14, 2009, and amended on May 1, 2009 and May 13, 2009.

Applicants' Address: 5420 W 61st Pl., Shawnee Mission, KS 66205.

The GNMA Fund Investment Accumulation Program, Inc. [File No. 811-2788]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 29, 2007, applicant transferred its assets to BlackRock GNMA Portfolio, a series of BlackRock Funds II, based on net asset value. Expenses of $730,792 incurred in connection with the reorganization were paid by applicant and BlackRock Advisors, LLC, investment adviser to the acquiring fund.

Filing Dates: The application was filed on December 11, 2008, and amended on May 12, 2009.

Applicant's Address: 800 Scudders Mill Rd., Plainsboro, NJ 08536.

Sit Money Market Fund, Inc. [File No. 811-4032]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 31, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $15,560 incurred in connection with the liquidation were paid by Sit Investment Associates, Inc., applicant's investment adviser.

Filing Date: The application was filed on April 28, 2009.

Applicant's Address: Sit Mutual Funds, 3300 IDS Center, 80 South 8th St., Minneapolis, MN 55402.

John Hancock Institutional Series Trust [File No. 811-8852]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 31, 2007, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on April 27, 2009.

Applicant's Address: 601 Congress St., Boston, MA 02210.

Centurion Investment Trust [File No. 811-21959]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 26, 2008, applicant made a liquidating distribution to it shareholders, based on net asset value. Expenses of approximately $2,216 incurred in connection with the liquidation were paid by Centurion Investment Partners LLC, applicant's investment adviser.

Filing Date: The application was filed on April 28, 2009.

Applicant's Address: Centurion Investment Partners LLC, 5860 Ridgeway Center Parkway, Suite 330, Memphis, TN 38120.

Ziegler Exchange Traded Trust [File No. 811-21827]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 26, 2008, applicant made a liquidating distribution to its shareholders, based on

net asset value. Expenses of $37,011 incurred in connection with the liquidation were paid by

Ziegler Capital Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on April 21, 2009.

Applicant's Address: 200 South Wacker Dr., Suite 200, Chicago, IL 60606.

Legg Mason Permal Global Active Strategies Fund [File No. 811-22194]
Legg Mason Permal Global Active Strategies TEI Fund [File No. 811-22195]
Legg Mason Permal Global Active Strategies Master Fund [File No. 811-22196]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. Applicants have never made a public offering of their

securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on February 26, 2009, and amended on May 5, 2009.

Applicants' Address: 55 Water St., New York, NY 10041.

BlackRock Multi-Strategy Hedge Advantage [File No. 811-21760]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On December 1, 2008, applicant transferred assets of

approximately $6,758,621 to MSHA Liquidating Trust. On December 8, 2008, applicant made a

liquidating distribution in cash to its shareholders, based on net asset value. Expenses of

approximately $154,660 incurred in connection with the liquidation were paid by applicant and

BlackRock Advisors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on January 12, 2009, and amended on April 24, 2009.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

BlackRock Multi-Strategy Hedge Opportunities LLC [File No. 811-21537]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 1, 2008, applicant transferred assets of approximately $9,704,202 to MSHO Liquidating Trust. Also, on December 1, 2008, applicant made a liquidating distribution in cash to its shareholders, based on net asset value. Expenses of approximately $85,911 incurred in connection with the liquidation were paid by applicant and BlackRock Advisors, LLC, applicant's investment adviser.

Filing Dates: The application was filed on January 12, 2009, and amended on April 24, 2009.

Applicant's Address: 100 Bellevue Parkway, Wilmington, DE 19809.

RIC Coinvestment Fund LP [File No. 811-21900]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 28, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $64,125 incurred in connection with the liquidation will be paid by applicant. Applicant has retained $72,616 in cash to pay outstanding expenses. Any amount left after payment of outstanding expenses will be distributed pro rata to applicant's shareholders.

Filing Dates: The application was filed on January 21, 2009, and amended on February 2, 2009 and April 10, 2009.

Applicant's Address: 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Rand Capital SBIC, LP [File No. 811-21097]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Effective December 31, 2008, applicant and its general partner, Rand Capital Management, LLC, both wholly-owned subsidiaries of Rand Capital Corporation, merged into Rand Capital SBIC, Inc. ("Rand SBIC"), another wholly-owned subsidiary of Rand Capital Corporation. As a result of the merger, all of applicant's limited and general partnership interests were converted into common stock of Rand SBIC and distributed to Rand Capital Corporation. Expenses of $33,300 incurred in connection with the reorganization were paid by Rand Capital Corporation.

Filing Dates: The application was filed on February 13, 2009, and amended on April 17, 2009 and May 26, 2009.

Applicant's Address: 2200 Rand Building, Buffalo, NY 14203.

Goldman Sachs Global Equity Long/Short Registered Fund, LLC [File No. 811-21375]
Goldman Sachs Global Relative Value Registered Fund, LLC [File No. 811-21377]
Goldman Sachs Global Event Driven Registered Fund, LLC [File No. 811-21378]
Goldman Sachs Global Tactical Trading Registered Fund, LLC [File No. 811-21379]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on March 23, 2009, and amended on May 21, 2009.

Applicants' Address: One New York Plaza, 39th Floor, New York, NY 10004.

Man IP 220, LLC [File No. 811-21451]
Man Dual Absolute Return Fund [File No. 811-22070]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. Applicants have never made a public offering of their

securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on May 8, 2009.

Applicants' Address: 123 N. Wacker Dr., 28th Fl., Chicago, IL 60606.

Pax World Growth Fund, Inc. [File No. 811-8097]
Pax World High Yield Fund, Inc. [File No. 811-9419]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On April 2, 2007, each applicant transferred its assets to corresponding series of Pax

World Funds Series Trust I, based on net asset value. Expenses of approximately $159,000 and

$112,000, respectively, incurred in connection with the reorganizations were paid by each

applicant.

Filing Date: The applications were filed on May 8, 2009.

Applicants' Address: 30 Penhallow St., Suite 400, Portsmouth, NH 03801.

Access Capital Strategies Community Investment Fund, Inc. [File No. 811-21889]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On July 28, 2008, applicant transferred its assets to Access

Capital Community Investment Fund, a series of Tamarack Funds Trust, based on net asset

value. Expenses of $723,000 incurred in connection with the reorganization were paid by

Voyageur Asset Management Inc., applicant's subadviser.

Filing Dates: The application was filed on December 24, 2008, and amended on May 27, 2009.

Applicant's Address: 419 Boylston St., Suite 501, Boston, MA 02116.

Separate Account VA-2NL of Transamerica Occidental Life Insurance Company [File No. 811-07232]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Date: The application was filed on March 11, 2009.

Applicant's Address: 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001.

Separate Account VA-2NLNY of Transamerica Financial Life Insurance Company [File No. 811-07370]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. Applicant is not now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs.

Filing Date: The application was filed on March 11, 2009.

Applicant's Address: 100 Manhanttanville Road, Purchase, NY 10577.

Genworth Life & Annuity VA Separate Account 3 [File No. 811-21970]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant requests deregistration based on abandonment of registration. At the time of filing, applicant had less than 100 individual contract owners and was not making a public offering nor was it intending on making a public offering in the future and thus qualified for an exclusion from the definition of "investment company" in Section 3(c)(1) of the 1940 Act.

<u>Filing Dates</u>: The application was filed on December 30, 2008, and amended and restated on February 20, 2009 and May 27, 2009.

<u>Applicant's Address</u>: 610 West Broad Street, Richmond, Virginia, 23230

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                    Florence E. Harmon
                                      Deputy Secretary